Exhibit 99.1

REE AUTOMOTIVE LTD.

Kibbutz Glil-Yam 4690500, Israel

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 13, 2025

Dear Shareholder,

You are cordially invited to attend a Special General Meeting of Shareholders (“Meeting”) of REE Automotive Ltd. (the “Company”) to be held on November 13, 2025, beginning at 12:00 p.m. Israel time (5:00 a.m. Eastern Time), at the Company’s headquarters at Kibbutz Glil-Yam, Israel.

The Meeting is being called for the following purpose:

1.	To approve our amended Compensation Policy for executive officers and directors in the form attached as Appendix A to this Proxy Statement.

2.	To approve a special cash bonus award for 2024 and an amendment to the terms of employment for Mr. Daniel Barel, the Company’s co-founder, chief executive officer and a director of the Company.

3.	To approve a special cash bonus award for 2024 and an amendment to the terms of employment for Mr. Ahishay Sardes, the Company’s co-founder, chief technology officer and a director of the Company.

Our board of directors recommends a vote “FOR” each of the above proposals, which are described in this notice of the Meeting, as published on October 9, 2025 (the “Notice”), and the proxy statement (the “Proxy Statement”) appearing in the following pages.

Only shareholders who held Class A or Class B ordinary shares at the close of business on October 23, 2025, are entitled to notice of, and to vote at, the Meeting and any adjournments thereof.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (disregarding abstentions and broker non-votes) is necessary for the approval of each of the proposals. The Class A ordinary shares have one vote per share while the Class B ordinary shares have 10 votes per share.

In addition, under the Israeli Companies Law, 5759-1999 (the “Companies Law”) the approval of each of Proposal One, Proposal Two, and Proposal Three requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of ordinary shares present and voting thereon:

●	the majority voted in favor of the proposal must include a majority of the shares held by shareholders who are not controlling shareholders (as described in the Proxy Statement for the Meeting) and who do not have a conflict of interest (which is referred to under the Companies Law as a “personal interest,” as described in the Proxy Statement) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote over the internet in accordance with the instructions on your proxy card.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours,

Carlton Rose
Chairman of the Board of Directors

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 13, 2025

This Proxy Statement is being furnished to the holders of ordinary shares of REE Automotive Ltd. (“we,” “our”, “REE” or the “Company”) in connection with the solicitation of proxies on behalf of the board of directors of the Company (the “Board” or “Board of Directors”) for use at the Company’s Special General Meeting of Shareholders (the “Meeting”). Further information about the Meeting is found below.

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING

Why am I receiving these proxy materials?

You have received these proxy materials because the Board of Directors is soliciting your proxy to vote at the Meeting, or any adjournments or postponements of the Meeting. You are invited to attend the Meeting to vote on the proposals described in this Proxy Statement. However, you do not need to attend the Meeting to vote your ordinary shares. Instead, you may simply sign, date and mail the proxy card in the envelope provided or vote in accordance with the instructions on your proxy card, or vote by internet using the instructions on the enclosed proxy card.

How do I attend the Meeting?

The Meeting will be held on November 13, 2025, beginning at 12:00 p.m. Israel time (5:00 a.m. Eastern Time), at the Company’s headquarters at Kibbutz Glil-Yam, Israel. We encourage you to vote your ordinary shares prior to the Meeting.

Attendance at the Meeting is limited to shareholders of record who held Class A Ordinary Shares or Class B Ordinary Shares of the Company (collectively, “ordinary shares”) at the close of business on October 23, 2025. Each shareholder may appoint only one proxy holder or representative to attend the Meeting on their behalf.

If you attend the Meeting, you will be asked to present valid, government-issued photo identification, such as a driver’s license. If you are a holder of record, the top half of your proxy card or your notice is your admission ticket. If you hold your ordinary shares in street name, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or a letter from your bank or broker are examples of proof of ownership. If you want to vote your ordinary shares held in street name in person, you must get a legal proxy in your name from the broker, bank or other nominee that holds your ordinary shares, and submit it with your vote.

Who can vote at the Meeting?

Shareholders Entitled to Vote — Record Date

Shareholders of record who held ordinary shares at the close of business on October 23, 2025 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered beneficial owners of ordinary shares held in “street name.” These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record with respect to the Company’s ordinary shares. Beneficial owners have the right to direct how their ordinary shares should be voted and are also invited to attend the Meeting but may not actually vote their ordinary shares in person at the Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the ordinary shares.

As of October 9, 2025, there were 28,557,720 Class A Ordinary Shares and 2,780,570 Class B Ordinary Shares outstanding.

What am I voting on?

This Proxy Statement describes the proposals on which we would like you, as a shareholder, to vote at the Meeting. This Proxy Statement provides you with information on the proposals, as well as other information about the Company, so that you can make an informed decision as to whether and how to vote your ordinary shares.

At the Meeting, shareholders will vote on the following proposals:

Proposal One	To approve our amended Compensation Policy for executive officers and directors in the form attached as Appendix A to this Proxy Statement.
Proposal Two	To approve a special cash bonus award for 2024 and an amendment to the terms of employment for Mr. Daniel Barel, the Company’s co-founder, chief executive officer and a director of the Company.
Proposal Three	To approve a special cash bonus award for 2024 and an amendment to the terms of employment for Mr. Ahishay Sardes, the Company’s co-founder, chief technology officer and a director of the Company.

The approval of Proposal Two and Proposal Three, respectively, are each subject to the approval of Proposal One above.

What if another matter is properly brought before the Meeting?

As of the date of this Proxy Statement, our Board of Directors is not aware of any other matters that will be presented for consideration at the Meeting. If other matters are properly brought before the Meeting, it is the intention of the persons designated as proxies (identified on your proxy card) to vote on those matters in accordance with their best judgment.

Can I change my vote after submitting my proxy?

A shareholder may revoke a proxy submitted prior to the Meeting in one of the following ways: (i) by written notice of the revocation of the proxy delivered by mail to the Company at its offices at Kibbutz Glil-Yam 4690500, Israel, Attention General Counsel, before midnight on the night prior to the time of the Meeting (ii) by written notice of the revocation of the proxy delivered at the Meeting to the chairman of the Meeting or (iii) by attending and voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy submitted in advance of the Meeting. If your ordinary shares are held by your broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee.

What is the quorum requirement for the Meeting?

Pursuant to the Company’s Amended and Restated Articles of Association, the quorum required for the Meeting consists of at least two (2) shareholders present, in person or by proxy, holding ordinary shares conferring in the aggregate at least twenty-five percent (25%) of the Company’s voting power. Notwithstanding the foregoing, a quorum for the Meeting also requires the presence in person or by proxy of at least one (1) shareholder holding Class B Ordinary Shares if such shares are outstanding.

If a quorum is not present within half an hour from the scheduled start time for the Meeting, the Meeting will be adjourned to the following business day, at the same time and place (i.e., it will be adjourned to November 20, 2025, beginning at 12:00 p.m. Israel time (5:00 a.m. Eastern Time)), unless otherwise determined by the Chairperson of the Meeting in accordance with the Amended and Restated Articles of Association, without any further notice of the adjourned meeting. At such adjourned meeting, the presence in person or by proxy of at least one shareholder holding Class A Ordinary Shares and at least one shareholder holding Class B Ordinary Shares (regardless of the number of Class A Ordinary Shares and Class B Ordinary Shares held by them) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received voting instructions from the beneficial owner. Brokers that hold ordinary shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received voting instructions from beneficial owners. Absent specific instructions from the beneficial owner of the ordinary shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. If you hold your ordinary shares in “street name” and do not provide your broker with voting instructions for the Meeting, your broker will not be permitted to vote your ordinary shares on non-routine proposals, resulting in a “broker non-vote.” Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares.

How many votes are needed to approve each proposal?

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy at the Meeting is necessary for the approval of each proposal. The Class A ordinary shares have one vote per share while the Class B ordinary shares have 10 votes per share. Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), Proposals One, Two, and Three require, in addition to the affirmative vote of a majority of the voting power represented and voting in person or by proxy at the Meeting, that either: (1) a majority of the voting power represented at the Meeting in person or by proxy and voting thereon, excluding the ordinary shares of controlling shareholders    and of shareholders who have a personal interest in the approval of the resolution, be voted “FOR” the proposed resolution, or (2) the total number of ordinary shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against approval of the proposal does not exceed two percent (2%) of the outstanding voting power in the Company (together, the “Special Majority”).

The term “controlling shareholder” means a shareholder having the ability to direct the activities of the Company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in the Company or has the right to appoint the majority of the directors of the Company or its general manager. In addition, with respect to Proposals One, Two, and Three, and for the purpose of the relevant sections of the Companies Law, a shareholder is also presumed to be a controlling shareholder if the shareholder holds 25% or more of the voting rights in the Company.

Pursuant to the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any of the shareholder’s relatives (i.e., a spouse, brother or sister, parent, grandparent, child, as well as child, brother, sister or parent of such shareholder’s spouse, or a spouse of any of the foregoing), or a personal interest of a company at which the shareholder (or such family member) serves as a director or chief executive officer, or with respect to which the shareholder (or such family member) owns at least 5% of the ordinary shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our ordinary shares. In the case of a person voting by proxy for another person, “personal interest” includes pursuant to the Companies Law a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a personal interest in this matter, you may assume that using the form of proxy enclosed herewith will not create a personal interest. For the avoidance of confusion, in the form of proxy card, we refer to such a personal interest as a “personal benefit or other interest”.

Votes cast by controlling shareholders and shareholders with a personal interest are counted for purposes of determining a quorum with respect to Proposals One, Two and Three, and for determining whether holders of a majority of ordinary shares present and entitled to vote approve Proposals One, Two and Three; however, the vote of any such shareholders will not be counted towards or against the Special Majority required for approval.

Out of an abundance of caution only, without necessarily agreeing that each has a personal interest, and solely because the special cash bonus award and terms of employment of Mr. Daniel Barel and Mr. Ahishay Sardes are being brought to shareholders for approval contemporaneously, Mr. Barel and Mr. Sardes informed the Company that both of them intend to view themselves as having a personal interest with respect to each of Proposals One, Two and Three.

In accordance with Section 3A of the Companies Law Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) 5760-2000 (the “Relief Regulations”), by signing and submitting the attached proxy card, a shareholder declares and approves that he or she has no personal interest in the approval of any of the Proposals, except if such shareholder notified the Company of such personal interest in writing. If you believe that you have a personal interest in any of the proposals hereunder and you wish to inform the Company of such personal interest, you should do so in writing, in advance of voting, by sending a letter to the Company’s offices, at Kibbutz Glil-Yam 4690500, Israel c/o General Counsel.

It is highly unlikely that any of the Company’s public shareholders have a personal interest in any of the proposals. If you are unsure if you have a personal interest, please contact investors@ree.auto; if you hold your ordinary shares in “street name,” you may also contact the representative managing your account, who may contact us on your behalf.

The Board of Directors recommends that shareholders vote “FOR” each of the proposals set forth in the Notice and the Proxy Statement.

On each matter submitted to the shareholders for consideration at the Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Meeting for purposes of determining a quorum that are not voted on a particular matter (including abstentions and broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

If two or more persons are registered as joint owners of any ordinary share, the right to vote at the Meeting and/or the right to be counted as part of the quorum will be conferred exclusively upon the more senior among the joint owners attending the meeting in person or by proxy. For this purpose, seniority will be determined by the order in which the names appear in the Company’s Register of Shareholders.

How Do I Vote?

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

By mail - If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold ordinary shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your ordinary shares, and the brokerage firm, bank or other similar organization is required to vote your ordinary shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization; or

By internet - If you are a shareholder of record, you can submit a proxy over the internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold ordinary shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your ordinary shares offers internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the internet.

All ordinary shares represented by properly executed proxies delivered to the Company by mail at its offices at Kibbutz Glil-Yam 4690500, Israel, Attention: General Counsel, or to its transfer agent, Continental Stock Transfer & Trust Company, by mail to 1 State Street, 30th Floor, New York, NY 10004-1561,  c/o Proxy Services, will be voted as specified in the instructions indicated in such proxies. Proxies must be submitted to the Company or to its transfer agent no later than 8:00 a.m. Israel time (1:00 a.m. Eastern Time) on November 12, 2025.

If you sign and return your proxy card appointing the persons designated by the Board of Directors as your proxies without indicating how you want your ordinary shares to be voted, your ordinary shares will be voted “FOR” each of the proposals.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) for the proposals, your ordinary shares will be voted as you instruct. The persons named as proxies in the enclosed proxy card will vote in accordance with the recommendations of the Board of Directors on any other matters that may properly come before the Meeting.

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name,” that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those ordinary shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your ordinary shares, giving you the right to vote the shares at the Meeting.

Please follow the instructions on the voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares if the shareholder wants its shares to count for the proposal.

Can Shareholders Submit Proposals?

Pursuant to the Companies Law, any shareholder or shareholders of the Company holding at least one percent (1%) of the voting rights of the Company (except that, according to the Relief Regulations, in case of proposals to nominate or remove a director, such shareholders are required to hold at least five percent (5%) of the voting rights in the Company) (the “Proposing Shareholder(s)”) may request that the Board of Directors include a matter on the agenda of a general meeting to be held in the future, provided that the Board of Directors determines that the matter is appropriate to be considered at a general meeting (a “Proposal Request”). In order for the Board of Directors to consider a Proposal Request and whether to include the matter stated therein in the agenda of a general meeting, notice of the Proposal Request must be timely delivered in accordance with applicable law, and the Proposal Request must comply with the requirements of the Amended and Restated Articles of Association and any applicable law and stock exchange rules and regulations. The Proposal Request must be in writing, signed by the Proposing Shareholder(s) making such request, delivered, either in person or by registered mail, postage prepaid, to the Company’s offices at Kibbutz Glil-Yam 4690500, Israel c/o General Counsel (or, in the absence thereof, c/o the Chief Executive Officer of the Company). To be considered timely, a Proposal Request must be received by October 16, 2025.

In addition to any information required in accordance with applicable law, a Proposal Request must include the following (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of ordinary shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such ordinary shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such ordinary shares by the Proposing Shareholder(s) as of the date of the Proposal Request; (iii) the matter requested to be included on the agenda of a general meeting, all information related to such matter, the reason that such matter is proposed to be brought before such general meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at such general meeting, and a representation that the Proposing Shareholder(s) intend to appear in person or by proxy at the meeting; (iv) a description of all arrangements or understandings, whether written or oral, between the Proposing Shareholders and any other person(s) (naming such person or persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined in the Amended and Restated Articles of Association) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company. Furthermore, the Board of Directors, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter on the agenda of a general meeting, as the Board of Directors may reasonably require.

How can I find out the results of the Meeting?

The preliminary voting results will be announced at the Meeting. The final voting results will be tallied by the Company’s General Counsel based on the information provided by the Company’s transfer agent or otherwise and will be published following the Meeting on a report on Form 6-K that we will file with the U.S. Securities and Exchange Commission (the “SEC”) after the Meeting.

Who is paying for this proxy solicitation?

The Company will bear the costs of solicitation of proxies for the Meeting, including the preparation, assembly, printing, mailing and distribution of the proxy materials. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. We may in our discretion retain a proxy solicitor firm to assist us in soliciting proxies for the Meeting.

Where Can I Find the Proxy Materials?

Copies of the proxy card, the Notice and this Proxy Statement are available at https://investors.ree.auto. Information about the Meeting can also be found on the “Investor Relations” section of our website. The contents of our and any other website are not incorporated by reference into this Proxy Statement.

What if I Need Help Voting My Ordinary Shares?

Your vote is important. If you have questions about how to vote your ordinary shares, you may contact Investor Relations at investors@ree.auto.

BENEFICIAL OWNERSHIP OF SECURITIES BY

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of the Company’s ordinary shares, as of October 9, 2025:

●	each person or entity who is known by us to be the beneficial owner of more than 5% of the Company’s outstanding ordinary shares;

●	each of our current executive officers and directors, individually; and

●	all of our executive officers and directors, as a group.

The SEC defines “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within sixty (60) days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options or other rights (as set forth above) held by that person that are currently exercisable or will become exercisable within sixty (60) days thereafter, are deemed outstanding, while such ordinary shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the ordinary shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.

The percentage of ordinary shares beneficially owned is computed on the basis of 28,557,720 Class A Ordinary Shares and 2,780,570 Class B Ordinary Shares outstanding as of October 9, 2025. The Class A Ordinary Shares have one vote per share while the Class B Ordinary Shares have 10 votes per share.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all ordinary shares beneficially owned by them. To our knowledge, no ordinary shares beneficially owned by any executive officer or director have been pledged as security.

	Number of Class A Ordinary Shares Beneficially Owned	Percentage of Outstanding Class A Ordinary Shares	Number of Class B Ordinary Shares Beneficially Owned	Percentage of Outstanding Class B Ordinary Shares	Percentage of Total Voting Power
5% Holders:
M&G Investment Management Limited(1)	5,815,179	19.3%	-	-%	10.0%
Samvardhana Motherson International Ltd.(2)	5,241,651	18.4%	-	-%	9.3%
Kukac LLC(3)	3,590,260	11.9%	-	-%	6.2%
Varana Capital, LLC(4)	1,692,701	5.9%	-	-%	3.0%
Executive Officers and Directors
Current Directors and Officers
Daniel Barel(5)	1,391,120	4.6%	1,390,285	50%	26. 5%
Ahishay Sardes(6)	1,390,287	4.6%	1,390,285	50%	26.5%
Tali Miller Levin	*	*	-	-	*
Josh Tech	*	*	-	-	*
Avital Futterman	*	*	-	-	*
Hai Aviv	*	*	-	-	*
Rajesh Goel(7)	5,241,651	18.4%	-	-	9.3%
Ayellet (Mimi) Zemah	*	*	-	-	*
Ittamar Givton	*	*	-	-	*
Hicham Abdessamad	*	*	-	-	*
Carlton Rose	*	*	-	-	*
All Executive Officers and Directors as a Group	8,405,842	26.7%	2,780,570	100.0%	61.1%

*	Less than 1%.

(1)	Based on information reported on a Schedule 13D filed on March 28, 2025 with the SEC represents (a) 4,248,429 Class A Ordinary Shares; (b) warrants to purchase 785,855 Class A Ordinary Shares (“Warrants”); (c) approximately $4,755,149 in principal and interest on the 10% convertible promissory notes due 2028, which are convertible into 934,214 Class A Ordinary Shares as of March 28, 2025 (“Convertible Notes”); and (d) pre-funded warrants to purchase 3,639,893 Class A Ordinary Shares (“Pre-funded Warrants”). Due to a beneficial ownership blocker that prevents beneficial ownership of Class A Ordinary Shares in excess of 19.99%, the Class A Ordinary Shares reported for M&G Investment Management Limited only represents 5,815,179 Class A Ordinary Shares that it beneficially owns but excludes 3,793,212 Class A Ordinary Shares that are issuable upon the exercise or conversion of its Warrants, Convertible Notes, and Pre-Funded Warrants. Based upon the Form 13D, M&G Investment Funds 1 and M&G ACS, each a private investment vehicle, together with the Prudential Assurance Company for which the Reporting Person serves as investment adviser, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Class A Ordinary Shares. The principal business address of the M&G Entities is 10 Fenchurch Avenue, London, EC3M 5AG, UK.

(2)	Based on information reported on the Schedule 13D filed with the SEC on April 2, 2025, along with information available to the Company, this represents an aggregate of (a) 3,639,010 Class A Ordinary Shares purchased in the September 2024 Offering, (b) 1,595,647 Class A Ordinary Shares purchased in the March 26 Offering, and (c) 6,994 restricted share unit Class A Ordinary Shares that will vest within 60 days of October 9, 2025. The Schedule 13D is filed by Samvardhana Motherson International Limited, a company limited by shares organized under the laws of the Republic of India (SAMIL), and Samvardhana Motherson Automotive Systems Group B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the laws of the Netherlands, and an indirect wholly-owned subsidiary of SAMIL (SMASG). Rajesh Goel, a member of our board of directors, serves as director on the board of multiple companies in India and overseas within the Motherson Group and is included here out of an abundance of caution only. Mr. Goel disclaims any beneficial ownership of the subject shares except to the extent of any pecuniary interest therein. The principal business address of Samvardhana Motherson International Limited is Unit 705, C Wing, ONE BKC, G Block, Bandra Kurla Complex, Bandra East, Mumbai City, Mumbai, Maharashtra, India, 400051.

(3)	Based on information reported on a Schedule 13D/A filed with the SEC on March 19, 2025, represents the joint beneficial ownership by Kukac LLC and Kayrow Limited of (a) 1,973,552 Class A Ordinary Shares, (b) warrants exercisable for 785,855 Class A Ordinary Shares, and (c) promissory notes convertible into 830,853 Class A Ordinary Shares. The principal business address of Kukac LLC/Kayrow Limited is 9060 W Cheyenne Ave., Las Vegas, NV 88129.

(4)	Based on information available to the Company and information reported on a Schedule 13G filed on November 4, 2024 with the SEC, reflects (a) 1,575,061 Class A Ordinary Shares, and (b) an additional 117,640 Class A Ordinary Shares acquired in March 2025. The principal business address of Varana Capital, LLC is 3141 Walnut St, Ste 203b, Delaware.

(5)	Based on information available to the Company, reflects 833 Class A Ordinary Shares and 1,390,287 Class A Ordinary Shares underlying options that are exercisable within 60 days of October 9, 2025.

(6)	Based on information available to the Company, reflects 1,390,287 Class A Ordinary Shares underlying options that are exercisable within 60 days of October 9, 2025.

(7)	Consists of shares held by Samvardhana Motherson International Limited and Samvardhana Motherson Automotive Systems Group B.V. See footnote (2) above.

Voting Power

Neither our major shareholders nor our directors and executive officers have different or special voting rights with respect to their ordinary shares, except that each Class A Ordinary Share is entitled to one (1) vote per share and each Class B Ordinary Share is entitled to ten (10) votes per share.

PROPOSAL ONE

APPROVAL OF AMENDED COMPENSATION POLICY FOR EXECUTIVE OFFICERS AND DIRECTORS

Terms and definitions used hereunder are in accordance with the terms and definitions as appear in the Compensation Policy.

Background

Under the Companies Law, the board of directors of an Israeli public company is required to appoint a compensation committee and to establish a compensation policy (“Compensation Policy”) regarding the terms of engagement of office holders. The term “office holder,” as defined in the Companies Law, includes directors and most executive officers (including the chief executive officer and other officers who report directly to him) (each an “Office Holder”).

Under the Companies Law, our Compensation Policy must be reviewed by our compensation committee, and by our Board of Directors, from time to time. In addition, the compensation committee, followed by the Board of Directors (based on the recommendation of the compensation committee), followed by our shareholders, are each required to re-approve the compensation policy once every three years. As permitted under the Companies Law for newly public companies, our compensation policy was adopted for a five-year term and remains in effect until July 2026. Following this five-year period, our Compensation Policy is required to be brought to the re-approval of our shareholders at least once every three years. The Companies Law allows our Board of Directors to approve the amended Compensation Policy even if the shareholders have voted against its approval, provided that the Company’s compensation committee, and thereafter the Board of Directors, each determines to approve it, based on detailed justifications, and after having reconsidered the matter and concluded that such action is in the best interest of the Company.

Our Compensation Policy is intended to provide guidelines and impose certain caps on executive officers’ and directors’ compensation and is not a guarantee of our commitment to future compensation. Likewise, it provides our compensation committee and the Board of Directors with the authority to determine appropriate levels of compensation, including equity grants, for each of the Company’s executive officers within these parameters. The individual terms of compensation of executive officers and directors are determined separately on an individual basis in a manner which is consistent with the Compensation Policy. The Compensation Policy in and of itself does not grant any rights or benefits to any of the executive officers or directors.

The amendments to our Compensation Policy, as further described below, are designed to motivate and to promote the retention of our Office Holders and to better align such Office Holder’s interests with our business plans, strategic objectives and financial goals. To that end, certain of the amendments relate to both our short and long-term goals. Additionally, in conjunction with the review process relating to the proposed amended employment terms for our Chief Executive Officer (“CEO”), Mr. Daniel Barel, and our Chief Technology Officer (“CTO”), Mr. Sardes, as further described in Proposals Two and Three below, the compensation committee and Board of Directors reviewed the results of a comparative compensation benchmark study comparing the compensation of the CEO and the CTO of the Company with that of peer group companies. Certain of the proposed amendments to our Compensation Policy are also designed to align such policy with certain common elements of the peer group compensation structure for executive officers identified in the benchmark study.

The Board of Directors, based in part on the recommendation of the compensation committee, has reviewed and approved the proposed amendments to the Compensation Policy. Each are of the opinion that the suggested amendments to the Compensation Policy are reasonable and fair and will allow the Company to retain valuable Office Holders, reward their achievements and provide sufficient incentives for them to pursue the Company’s strategic goals and objectives. Each member of the compensation committee and Board of Directors therefore recommends that our shareholders approve such amendments at the Meeting.

Below is a summary of the proposed changes to the Compensation Policy, which is qualified in its entirely by reference to the amended Compensation Policy itself, attached as Appendix A to this Proxy Statement. Language that has been added to, or modified from, the current Compensation Policy appears as marked text.

Summary

The proposed changes to the Compensation Policy are limited in scope and do not materially alter the substance and philosophy of our current Compensation Policy. The key proposed substantive amendments to the Compensation Policy are as follows (relevant sections of the amended Compensation Policy appear are set forth in brackets below):

●	Provides certain minor clarifications with respect to the components of an Office Holder’s compensation and renumeration to independent directors. [Section 1, Section 4.1]

●	In connection with the hiring of an Office Holder, provides certain minor clarifications with respect to certain bonuses (e.g., signing, relocation and retention) that the Company’s competent organs may grant Officer Holders and provides the calculation method for such bonuses. [Section 4.3]

●	In connection with severance pay, provides additional factors for consideration when determining a severance payment to an Office Holder in excess of the minimum amount required by applicable law. [Section 4.4]

●	In connection with variable cash component bonuses, clarifies that non-executive directors are not eligible for such annual bonuses, increases the scope of the discretionary component based upon a supervisor’s evaluation as part of the total annual bonus and increases the special discretionary bonus amount available to Office Holders who report to the CEO. [Section 5.1, 5.7]

●	Increases the equity cap with respect to permitted equity awards that may be granted under the variable equity component to an Office Holder, including the CEO. [Section 6.1]

●	Provides authority to the compensation committee and Board of Directors to make a one-time equity grant in excess of such equity cap under the variable equity component to any Office Holder, including the CEO, provided that certain conditions are met, which may include the consummation of a “Strategic Transaction,” as defined therein. [Section 6.1]

The foregoing description is merely a summary of the notable updates to our Compensation Policy. We urge you to review Appendix A in its entirety for a better understanding of the proposed changes.

If our Compensation Policy, as modified, is not approved by our shareholders in accordance with the required special majority under the Companies Law, our Board of Directors may nevertheless approve it, provided that each of the Compensation Committee and the Board determines, after additional discussions concerning the Compensation Policy, and for specified reasons, that the approval of it is beneficial to our Company.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, that the amended Compensation Policy of the Company, as set forth in Appendix A to this Proxy Statement, as approved by the Board of Directors of the Company following the recommendation of its compensation committee, be, and hereby is, approved and adopted in all respects.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy at the Meeting is necessary for the approval of this proposal. In addition, the proposal must receive a Special Majority to be approved.

BOARD RECOMMENDATION

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTION

PROPOSAL TWO

APPROVE A SPECIAL CASH BONUS AWARD FOR 2024 AND AN AMENDMENT TO THE TERMS OF EMPLOYMENT FOR MR. DANIEL BAREL, THE COMPANY’S CO-FOUNDER, CHIEF EXECUTIVE OFFICER AND A DIRECTOR OF THE COMPANY

Background

Under the Companies Law, arrangements regarding the compensation of a chief executive officer of a publicly traded company should generally be consistent with such company’s compensation policy and require the prior approval of the company’s compensation committee, board of directors and shareholders (provided that, in addition to the affirmative vote of a majority of the voting power represented and voting in person or by proxy at the general meeting of the shareholders, that either: (1) a majority of the voting power represented at the general meeting of the shareholders in person or by proxy and voting thereon, excluding the ordinary shares of controlling shareholders and of shareholders who have a personal interest in the approval of such proposal, be voted “FOR” the proposal, or (2) the total number of ordinary shares of non-controlling shareholders and of shareholders who do not have a personal interest in the proposal voted against approval of the proposal does not exceed two percent (2%) of the outstanding voting power in the company). On August 31, 2025 and September 16, 2025, our compensation committee and Board of Directors, respectively, approved and recommended that our shareholders approve a special cash bonus award for 2024 and amended terms of employment for Mr. Daniel Barel, the Company’s co-founder, CEO and a director of the Company, as described below.

Mr. Barel is the co-founder of the Company and has been our CEO and a member of our Board of Directors since 2013. During his tenure, Mr. Barel has led the Company and helped it grow from a small startup to a publicly traded company on a major U.S. stock exchange (with initial listing on the Nasdaq Capital Market (“Nasdaq”) in July 2021). In particular, under Mr. Barel’s leadership, REE successfully developed its software-defined vehicle (“SDV”) technology, including its REEcorner™ technology and Powered by REE™ platforms. These achievements included the development of REE’s proprietarily-developed software, which seeks to centralize vehicle control through a high-performance main electronic control unit. REE’s SDV technology further utilizes an ultra-fast Gen4 zonal architecture system on chip to enhance redundancy, stability, and capability for future updates.  Through this technology, Mr. Barel has overseen the development process of the P7 vehicle program, including the certification of REE’s P7-C vehicle under the U.S. Federal Motor Vehicle Safety Standards (“FMVSS”), which was the first fully by-wire vehicle of any category to obtain FMVSS certification in the United States. Moreover, through Mr. Barel’s leadership, REE’s reservations, which included both binding and non-binding reservations, grew to an approximate value of $907 million, as of May 15, 2025, with $770 million attributable to a memorandum of understanding executed in March 2025 with a global technology company.

Mr. Barel also helped raise gross proceeds for the Company of approximately $45.35 million and helped secure a Supply Chain Management Services Agreement with Samvardhana Motherson International Limited (“Motherson”) pursuant to which Motherson provides supply chain management and manufacturing optimization efforts that are aimed at optimizing our supply chain and reducing costs. In parallel, Mr. Barel oversaw the establishment of REE’s supply chain. Mr. Barel has likewise led discussions with several global vehicle manufacturers who have expressed interest in integrating our software-defined technology into their vehicle lineups. Additionally, since the Company’s listing on Nasdaq in 2021, Mr. Barel has not been awarded any cash bonus or equity grants and his compensation has consisted principally of his annual base salary, as detailed below.

Our compensation committee and Board of Directors are of the opinion that Mr. Barel’s business experience, expertise in the Company’s field of activity and position as a key person within the Company have contributed, and will continue to contribute significantly to the advancement of the Company’s long-term strategy, and will significantly aid the Company in achieving its goals and business plans, especially in light of the needs and challenges REE currently faces .

Overview and Rationale for Proposed Amended Compensation

The proposed amended compensation for Mr. Barel consists of two components: (a) a special cash bonus for 2024 and (b) amended terms of employment effective as of July 1, 2025.

Both components of the proposed amended compensation are intended to encourage the retention of Mr. Barel and to provide appropriate compensation in light of (1) his past achievements as the chief executive officer of the Company and a member of the Board of Directors, (2) the scope of his responsibilities as a key person in the promotion of the Company’s business and development and (3) his current and future activities promoting the Company’s goals, business plans and long-term strategy with the backdrop of the Company’s current challenges. Mr. Barel’s role at the Company requires dedication of substantial time and efforts to manage the affairs of the Company and promote its various activities, including business development, entry into new product and markets, examination and leading of various strategic transactions and investments and driving various processes in the Company to reduce costs. In addition, the increased complexity and demands on our executives as a result of being a U.S. public company are applicable with even more force on our chief executive officer, who bears a significant portion of these additional responsibilities.

Special Cash Bonus for 2024

The Company did not establish a formal annual incentive program for the chief executive officer during 2024. The compensation committee and Board of Directors propose to provide an appropriate special discretionary cash bonus to Mr. Barel for 2024 to recognize the critical role that his leadership played in the significant achievements of the Company during the year, including but not limited to, the development of our SDV technology, FMVSS certification of our P7-C, establishment of REE’s supply chain (including our agreement with Motherson), and his critical contribution in connection with raising gross proceeds for the Company of approximately $45.35 million. The compensation committee and Board of Directors are further cognizant that Mr. Barel has not received any equity grant since the listing of the Company’s Class A Ordinary Shares on Nasdaq in 2021.

After taking into account all factors and considerations required under the Company’s Compensation Policy, as amended by Proposal One above, and the Companies Law, the compensation committee and Board of Directors approved, and recommend that the shareholders approve, a special cash bonus to Mr. Barel in an amount of $693,000, payable on a one-time basis as soon as practicable after the date of the Meeting.

Amended Terms of Employment

The chief executive officer’s sole current compensation consists of an annual base salary and lacks any mechanism to provide a formal cash incentive or long-term equity-based incentive, which is atypical of CEOs when compared to market practice for peer companies to that of the Company. The proposed amended terms of employment of Mr. Barel would increase his annual base salary, implement a formal annual cash bonus program and provide an annual front-loaded equity award, each effective as of July 1, 2025.

These compensation components were determined with a view to promote the Company’s objectives and needs, and arising out of a desire to offer a compensation package that would create the proper incentives for Mr. Barel, taking into account, among other things, the significant challenges facing the Company, its size, the scope of its business, the Company’s forward-looking strategy, the nature of its activities and the extent of responsibility born by Mr. Barel as the Company’s CEO and a director. In addition, the compensation package seeks to promote the long-term retention of Mr. Barel by the Company, more closely align his compensation with market terms and better align his incentives with those of the shareholders, in particular as they relate to increasing Company revenues and share price.

Contingent upon and subject to the approval by our shareholders of Proposal One, the amended terms of employment for Mr. Barel will comply with the Company’s Compensation Policy, as amended. In addition, the compensation committee and Board of Directors commissioned and reviewed the results of a comparative benchmark study comparing executive compensation of the Company with 15 peer group companies, mostly in the U.S. (the “Comparative Benchmark”).1 The Comparative Benchmark places Mr. Barel’s current salary compensation in the bottom 25 percent of annual base salary paid to CEOs by the peer group companies included in the analysis (the “Peer Group Companies”).

[1]	Most of the companies in the peer group are larger in revenues, market cap and headcount than the Company, but were deemed reasonable comparators based on the Company’s FY2025 expectations.

After taking into account all factors and considerations required under the Company’s Compensation Policy, as amended by Proposal One, and the Companies Law, the compensation committee and Board of Directors approved, and recommend that the shareholders approve, the following amended terms of employment to Mr. Barel, as summarized below:

Annual Base Salary

The annual base salary of the chief executive officer is currently $451,000, ranking approximately in the bottom 25 percent of annual base salary paid to CEOs by the Peer Group Companies.

It is proposed to update our chief executive officer’s annual base salary, such that Mr. Barel will receive a gross amount of $500,000, effective as of July 1, 2025, which is designed to align with approximately the 50th percentile of the Peer Group Companies.

Annual Cash Bonus

As part of the Company’s forward-looking strategy, our compensation committee and Board of Directors propose to create an annual cash bonus plan for Mr. Barel that awards annual achievements designed to assist the Company in achieving its forward-looking strategic goals.

The proposed annual cash bonus program would align Mr. Barel between the 25th and 50th percentile of the Peer Group Companies by providing him with (i) an annual guaranteed bonus of $207,000 (effective for 2024 and onward), and (2) a target cash bonus award of up to $693,000, subject to the achievement of performance criteria to be determined annually by the compensation committee and based on at least two of the following criteria (collectively, the “Performance Metrics”):

●	Financial metrics such as, but not limited to, revenues growth, net income or earnings per share.

●	Bookings and deliveries metrics.

●	Operational metrics such as, but not limited to, increase of margins, reduction in costs, customer acquisitions or retention, product development milestones and increase of headcount.

●	Stock price performance and company valuation.

●	Strategic goals such as, but not limited to, acquisitions, divestitures, financing, opening a new market and strategic collaborations with market leaders.

Annual Equity Award

In addition, the compensation committee and Board of Directors propose to grant the chief executive officer an annual equity award in the form of restricted share units (“RSUs”) with a fair value of $2,000,000, which would vest quarterly in equal portions, over a three-year period commencing on July 1, 2025 (“Equity Awards”). Such $2,000,000 fair value amount would likewise be granted in each subsequent year thereafter with the same vesting terms. This value amount seeks to be in alignment between the 50th and 75th percentile of the Peer Group Companies.

The RSUs, which would be granted pursuant to the 2021 Share Incentive Plan, would immediately vest in the event of a change of control of the Company, which includes a Merger/Sale event as such term is defined in the 2021 Share Incentive Plan. The Class A Ordinary Shares of the Company received upon vesting of the RSUs would be subject to a registration statement on Form S-8 filed by the Company with the SEC and would be registered for trade on Nasdaq.

Amendments to Employment Terms

In addition, the compensation committee and Board of Directors propose to amend the terms of Mr. Barel’s employment with respect to clauses relating to (1) termination not for cause and (2) the notice period in conjunction with such termination. Additionally, the compensation committee and Board of Directors propose to add certain terms and conditions that will apply in the event of a “Strategic Transaction” or a ‘Change of Control”, each as defined and further described below.

In particular, the CEO would be entitled to a notice period prior to a termination of employment not for cause of 180 days. Further, upon such termination (which would not include termination for cause, in which case the Company would retain right to terminate without severance pay under the law), the Equity Awards would continue to vest for a period of six (6) months following the last day of employment following such termination (after which, no further vesting would occur).

In addition, the CEO would be entitled to receive a one-time equity award in the form of RSUs equal to 10% of the Company’s share capital on a fully diluted basis (the “CEO Retention Grant”), which would vest as follows:

1.	60% of the CEO Retention Grant would vest upon the consummation of a Strategic Transaction and

2.	40% of the CEO Retention Grant would vest based on the Company’s future stock price performance, as follows:

a.	10% would vest upon the Company’s stock achieving and maintaining a closing price of at least $2 for a period of 30 consecutive trading days,

b.	10% would vest upon the Company’s stock achieving and maintaining a closing price of at least $3 for a period of 30 consecutive trading days,

c.	10% would vest upon the Company’s stock achieving and maintaining a closing price of at least $4 for a period of 30 consecutive trading days and

d.	10% would vest upon the Company’s stock achieving and maintaining a closing price of at least $5 for a period of 30 consecutive trading days.

In the event the Company’s fully diluted share capital increases from its level at the time of approval of this proposal at the Meeting and prior to such consummation of any such “Strategic Transaction”, additional RSUs would be granted to the CEO to maintain the 10% ownership target at the time of such approval.

A “Strategic Transaction” would include any transaction achieved after January 1, 2025 that includes: (i) a merger, acquisition or other “Change of Control” transaction, (ii) the execution of a strategic commercial agreement that generates annual revenue exceeding $30 million or (iii) any other similar strategic agreement or transaction approved by the Board as meeting the intent of this definition. For example, a “Strategic Transaction” may include, among others, revenue generating definitive agreements, resulting from the Company’s current ongoing business development efforts as that have become revenue generating of the date herein, including, but not limited to, from the Company’s previously announced Memorandum of Understanding, dated March 18, 2025.

Additionally, in the event of the “Change of Control” transaction, which includes a Merger/Sale event, as such term is defined in the 2021 Share Incentive Plan, (i) the vesting period of Mr. Barel’s Equity Award would be fully accelerated and (ii) the vesting period of the CEO Retention Grant will be fully accelerated.

Summary

In their deliberations regarding the CEO’s compensation, the compensation committee and Board of Directors were advised by Pearl Meyer, the compensation consultant who prepared the peer group study referred to above. As part of its assessment, Pearl Meyer used its own survey data survey, along with the Radford Technology Compensation Survey and Towers Watson Executive Compensation Survey. It then collected market data with respect to the 25th, 50th, and 75th, percentile for each individual component of pay (i.e., base salary, target annual incentives, long-term incentives, and total cash compensation). Benchmarks were then matched to organizations of similar revenue size to REE. Market consensus compensation levels for each executive were developed using a (50%/50%) blend of the peer companies and survey data. The CEO of REE was then compared against the chief executive officer of the Peer Group Companies.

The compensation committee and Board of Directors believe that the special cash bonus for 2024 together with the proposed amended terms of employment for Mr. Barel, as described above, will allow the Company to retain, encourage and incentivize Mr. Barel, including during the Company’s current challenges, and help promote the realization of the Company’s strategic goals and objectives. In particular, the compensation committee and Board of Directors believe that the proposed equity compensation components of the proposed amended terms of employment will allow us to share with Mr. Barel, proportionately, the fruits of any increase in the Company’s ordinary share value over time, aligning with shareholder interests and incentivizing him to maximize the results of the Company’s activities and market price of its ordinary shares in the long-term, as well as to encourage and strengthen Mr. Barel’s sense of partnership and interest in the long-term success of the Company.

Taking into account all the data and considerations examined and described above, the compensation committee and Board have concluded that the proposed special cash bonus for 2024 and the amended terms of employment for Mr. Barel are reasonable, appropriate and consistent with the best interests of the Company, and are intended to provide Mr. Barel with reasonable compensation for his services and appropriate incentives to achieve the Company’s future goals, thereby maximizing the Company’s profits and market price of its ordinary shares.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve a special cash bonus for 2024 and an amendment to the terms of employment for Mr. Daniel Barel, the Company’s co-founder, chief executive officer and a director of the Company.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy at the Meeting is necessary for the approval of this proposal. In addition, the proposal must receive a Special Majority to be approved.

BOARD RECOMMENDATION

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTION

PROPOSAL THREE

APPROVE A SPECIAL CASH BONUS AWARD FOR 2024 AND AN AMENDMENT TO THE TERMS OF EMPLOYMENT FOR MR. AHISHAY SARDES, THE COMPANY’S CO-FOUNDER, CHIEF TECHNOLOGY OFFICER AND A DIRECTOR OF THE COMPANY

Background

Under the Companies Law, arrangements regarding the compensation of an officer who holds 25 percent or more of the voting power of a publicly traded company should generally be consistent with such company’s compensation policy and require the prior approval of the company’s compensation committee, board of directors and shareholders (provided that, in addition to the affirmative vote of a majority of the voting power represented and voting in person or by proxy at the general meeting of the shareholders, that either: (1) a majority of the voting power represented at the general meeting of the shareholders in person or by proxy and voting thereon, excluding the ordinary shares of controlling shareholders and of shareholders who have a personal interest in the approval of such proposal, be voted “FOR” the proposal, or (2) the total number of ordinary shares of non-controlling shareholders and of shareholders who do not have a personal interest in the proposal voted against approval of the proposal does not exceed two percent (2%) of the outstanding voting power in the company). On August 31, 2025 and September 16, 2025, our compensation committee and Board of Directors approved, respectively, and recommended that our shareholders approve, a special cash bonus award for 2024 and amended terms of employment for Mr. Ahishay Sardes, the Company’s co-founder, chief technology officer and a director of the Company, as described below.

Mr. Sardes is the co-founder of the Company and has been our CTO and a member of our Board of Directors since 2013 and 2021, respectively. During his tenure as the CTO, Mr. Sardes has helped to lead the Company as it grew from a small startup to a publicly traded company on a major U.S. stock exchange (with initial listing on Nasdaq in July 2021). In particular, Mr. Sardes led the development of REE’s software-defined vehicle (“SDV”) technology, including its REEcorner™ technology and Powered by REE™ platforms. These achievements included the development of REE’s proprietarily-developed software, which seeks to centralize vehicle control through a high-performance main electronic control unit. REE’s SDV technology further utilizes an ultra-fast Gen4 zonal architecture system on chip to enhance redundancy, stability, and capability for future updates.  Mr. Sardes likewise has overseen the incorporation of REE’s SDV technology into, and the development of, the P7 vehicle program. This included the certification of REE’s P7-C vehicle under the U.S. Federal Motor Vehicle Safety Standards (“FMVSS”), which was the first fully by-wire vehicle of any category to obtain FMVSS certification in the United States. Moreover, through Mr. Sardes’ technological leadership, REE’s reservations, which included both binding and non-binding reservations, grew to an approximate value of $907 million, as of May 15, 2025, with $770 million attributable to a memorandum of understanding executed in March 2025 with a global technology company.

Furthermore, in 2024, Mr. Sardes helped raise gross proceeds for the Company of approximately $45.35 million and helped secure a Supply Chain Management Services Agreement with Motherson, pursuant to which Motherson provides supply chain management and manufacturing optimization efforts that are aimed at optimizing our supply chain and reducing costs. Mr. Sardes has also led REE’s efforts to demonstrate its SDV technology capabilities to global vehicle manufacturers, some of whom have expressed interest in integrating such technology into their vehicle lineups. Additionally, since the Company’s listing on Nasdaq in 2021, Mr. Sardes has not been awarded any cash bonus or equity grant and his compensation has consisted principally of his annual base salary, as detailed below.

Our compensation committee and Board of Directors are of the opinion that Mr. Sardes’ business experience, expertise in the Company’s field of activity and position as a key person within the Company have contributed, and will continue to contribute significantly to the advancement of the Company’s long-term strategy, and will significantly aid the Company in achieving its goals and business plans, especially in light of the needs and challenges REE currently faces.

Overview and Rationale for Proposed Amended Compensation

The proposed amended compensation for Mr. Sardes consists of two components: (a) a special cash bonus for 2024 and (b) amended terms of employment effective as of July 1, 2025.

Both components of the proposed amended compensation are intended to encourage the retention of Mr. Sardes and to provide appropriate compensation in light of (1) his past achievements as the chief technology officer of the Company and a member of the Board of Directors, (2) the scope of his responsibilities as a key person in the promotion of the Company’s business and development and (3) his current and future activities promoting the Company’s goals, business plans and long-term strategy with the backdrop of the Company’s current challenges. Mr. Sardes’ role at the Company requires dedication of substantial time and efforts to manage the affairs of the Company and promote its various activities, including technological and business development, entry into new product and markets, examination and leading of various strategic transactions and investments and participating in various processes in the Company to reduce costs. In addition, the increased complexity and demands on our executives as a result of being a U.S. public company are applicable with even more force on our chief technology officer who is also our co-founder, and hence he bears a significant portion of these additional responsibilities.

Special Cash Bonus for 2024

The Company did not establish a formal annual incentive program for the chief technology during 2024. The compensation committee and Board of Directors propose to provide an appropriate special discretionary cash bonus to Mr. Sardes for 2024 to recognize the critical role that his leadership played in the significant achievements of the Company during the year, including but not limited to, the development of our SDV technology, FMVSS certification of our P7-C, agreement with Motherson, and his critical contribution in connection with raising gross proceeds for the Company of approximately $45.35 million. The compensation committee and Board of Directors are further cognizant that Mr. Sardes has not received any equity grant since the listing of the Company’s Class A Ordinary Shares on Nasdaq in 2021.

After taking into account all factors and considerations required under the Company’s Amended Compensation Policy and the Companies Law, the compensation committee and Board of Directors approved, and recommend that the shareholders approve, a special cash bonus to Mr. Sardes in an amount of $335,000, payable on a one-time basis as soon as practicable after the date of the Meeting.

Amended Terms of Employment

Our CTO’s sole current compensation consists principally of an annual base salary and lacks any mechanism to provide a formal cash incentive or long-term equity-based incentive, which is atypical of CTOs when compared to the Peer Group Companies. The proposed amended terms of employment of Mr. Sardes would increase his annual base salary, implement a formal annual cash bonus program, and provide an annual front-loaded equity award, each effective as of July 1, 2025.

These compensation components were determined with a view to promote the Company’s objectives and needs, and arising out of a desire to offer a compensation package that would create the proper incentives for Mr. Sardesl, taking into account, among other things, the significant challenges facing the Company, its size, the scope of its business, the Company’s forward-looking strategy, the nature of its activities and the extent of responsibility shared by Mr. Sardes as the Company’s co-founder, chief technology officer and a director. In addition, the compensation package seeks to promote the long-term retention of Mr. Sardes by the Company, match his compensation to market terms and better align his incentives with those of the shareholders, in particular as they relate to increasing Company revenues and share price.

Contingent upon and subject to the approval by our shareholders of Proposal One above, the amended terms of employment for Mr. Sardes will comply with the Company’s Compensation Policy, as amended. In addition, the compensation committee and Board of Directors commissioned and reviewed the results of a comparative benchmark study comparing executive compensation of the Comparative Benchmark.2 The Comparative Benchmark places Mr. Sardes’ current salary compensation between the 25th and 50th percentile of the annual base salary paid to the second highest paid officer included in the Peer Group Companies.

[2]	Most of the companies in the peer group are larger in revenues, market cap and headcount than the Company, but were deemed reasonable comparators based on the Company’s FY2025 expectations.

After taking into account all factors and considerations required under the Company’s Amended Compensation Policy and the Companies Law, the compensation committee and Board of Directors approved, and recommend that the shareholders approve, the following amended terms of employment to Mr. Sardes, as summarized below.

Annual Base Salary

The annual base salary of the chief technology officer is currently $356,000, ranking between the 25th and 50th percentile of annual base salaries paid to the second most highly compensated executive by the Peer Group Companies.

It is proposed to update our chief technology officer’s annual base salary, such that Mr. Sardes will receive a gross amount of $471,000, effective as of July 1, 2025, which would align with the 75th percentile of the Peer Group Companies.

Annual Cash Bonus

As part of the Company’s forward-looking strategy, our compensation committee and Board of Directors propose to create an annual cash bonus plan for Mr. Sardes that awards annual achievements and that is aligned with the Company’s forward-looking strategic goals.

The proposed annual cash bonus program would provide our chief technology officer with a target cash bonus award of up to $335,000, subject to the achievement of performance criteria to be determined annually by the Compensation Committee and based on at least two of the Performance Metrics. Such cash bonus amount would align with the 25th percentile of the Peer Group Companies.

Annual Equity Award

In addition, the compensation committee and Board of Directors propose to grant the chief executive officer an annual equity award in the form of RSUs with a fair value of $1,200,000, which would vest quarterly in equal portions, over a three-year period commencing on July 1, 2025 (“CTO Equity Awards”). Such $1,200,000 fair value amount would likewise be granted in each subsequent year thereafter with the same vesting terms. The CTO Equity Awards are designed to align with the 75th percentile of the Peer Group Companies.

The RSUs, which would be granted pursuant to the 2021 Share Incentive Plan, would immediately vest in the event of a change of control of the Company, which includes a Merger/Sale event, as such term is defined in the 2021 Share Incentive Plan. The Class A Ordinary Shares of the Company received upon vesting of the RSUs would be subject to a registration statement on Form S-8 filed by the Company with the SEC, and would be registered for trade on Nasdaq.

Amendments to Employment Terms

In addition, the compensation committee and Board of Directors propose to amend the terms of Mr. Sardes’ employment with respect to clauses relating to (1) termination not for cause and (2) the notice period in conjunction with such termination. Additionally, the compensation committee and Board of Directors propose to add certain terms and conditions that will apply in the event of a “Strategic Transaction” or a ‘Change of Control”, each as defined and further described below.

In particular, the CTO would be entitled to a notice period prior to a termination of employment not for cause of 180 days. Further, upon such termination (which would not include a termination for cause, in which case the Company would retain the right to terminate without severance pay under the law), the Equity Awards described above would continue to vest for a period of six (6) months following the last date of employment following such termination (after which, no further vesting would occur).

In addition, the CTO would be entitled to receive a one-time equity award in the form of RSUs equal to 8% of the Company’s share capital on a fully diluted basis (the “CTO Retention Grant”), which would vest as follows:

1.	60% of the CTO Retention Grant would vest upon the consummation of a Strategic Transaction and

2.	40% of the CTO Retention Grant would vest based on the Company’s future stock price performance, as follows:

a.	10% would vest upon the Company’s stock achieving and maintaining a closing price of at least $2 for a period of 30 consecutive trading days,

b.	10% would vest upon the Company’s stock achieving and maintaining a closing price of at least $3 for a period of 30 consecutive trading days,

c.	10% would vest upon the Company’s stock achieving and maintaining a closing price of at least $4 for a period of 30 consecutive trading days and

d.	10% would vest upon the Company’s stock achieving and maintaining a closing price of at least $5 for a period of 30 consecutive trading days.

In the event the Company’s fully diluted share capital increases from its level at the time of approval of this proposal at the Meeting and prior to such consummation of a “Strategic Transaction”, additional RSUs will be granted to maintain the 8% ownership target.

A “Strategic Transaction” would include any transaction achieved after January 1, 2025 that includes: (i) a merger, acquisition or other “Change of Control” transaction; (ii) the execution of a strategic commercial agreement that generates annual revenue exceeding $30 million; or (iii) any other similar strategic agreement or transaction approved by the Board as meeting the intent of this definition. For example, a “Strategic Transaction” may include, among other things, revenue generating definitive agreements resulting from the Company’s current ongoing business development efforts as that have become revenue generating of the date herein, including, but not limited to, from the Company’s previously announced Memorandum of Understanding, dated March 18, 2025.

Additionally, in the event of the “Change of Control” transaction, which includes a Merger/Sale event, as such term is defined in the 2021 Share Incentive Plan, (i) the vesting period of Mr. Sardes’ CTO Equity Award would be fully accelerated, and (ii) the vesting period of the CTO Retention Grant would be fully accelerated.

Summary

In their deliberations regarding the CTO’s compensation, the compensation committee and Board of Directors were advised by Pearl Meyer, the compensation consultant who prepared the peer group study referred to above. As part of its assessment, Pearl Meyer used its own survey data survey, along with the Radford Technology Compensation Survey and Towers Watson Executive Compensation Survey. It then collected market data with respect to the 25th, 50th, and 75th, percentile for each individual component of pay (i.e., base salary, target annual incentives, long-term incentives, and total cash compensation). Benchmarks were then matched to organizations of similar revenue size to REE. Market consensus compensation levels for each executive were developed using a (50%/50%) blend of the peer companies and survey data. Our CTO’s compensation was then compared against the second highest paid individual at the Peer Group Companies.

The compensation committee and Board of Directors believe that the special cash bonus for 2024 together with the proposed amended terms of employment for Mr. Sardes, as described above, will allow the Company to retain, encourage and incentivize Mr. Sardes, including during the Company’s current challenges, and help promote the realization of the Company’s strategic goals and objectives. In particular, the compensation committee and Board of Directors believe that the proposed equity compensation components of the proposed amended terms of employment will allow us to share with Mr. Sardes, proportionately, the fruits of any increase in the Company’s ordinary share value over time, aligning with shareholder interests and incentivizing him to maximize the results of the Company’s activities and the market price of its ordinary shares in the long-term, as well as to encourage and strengthen Mr. Sardes’ sense of partnership and interest in the long-term success of the Company.

Taking into account all the data and considerations examined and described above, the compensation committee and Board have concluded that the proposed special cash bonus for 2024, and the amended terms of employment for Mr. Sardes are reasonable, appropriate and consistent with the best interests of the Company, and are intended to provide Mr. Sardes with reasonable compensation for his services and appropriate incentives to achieve the Company’s future goals, thereby maximizing the Company’s profits and market price of its ordinary shares.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve a special cash bonus award for 2024, and an amendment to the terms of employment for Mr. Ahishay Sardes, the Company’s co-founder, chief technology officer and a director of the Company.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy at the Meeting is necessary for the approval of this proposal. In addition, the proposal must receive a Special Majority Requirement to be approved.

BOARD RECOMMENDATION

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTION

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those specified in the enclosed Notice. If any other matters do properly come before the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment and in the best interest of the Company.

ADDITIONAL INFORMATION

Our 2024 annual report on Form 20-F, filed with the SEC on May 15, 2025, is available for viewing and downloading at the SEC’s website at www.sec.gov, as well as at the “investor relations” section of our website at https://investors.ree.auto/.

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing and furnishing reports with or to (as applicable) the SEC. Our filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be considered as an admission that the Company is subject to the proxy rules under the Exchange Act.

By Order of the Board of Directors

Carlton Rose
Chairman of the Board of Directors

October 9, 2025

Annex A

Amendment to Ree Automotive Ltd. Compensation Policy for Executive Officers and Directors

REE AUTOMOTIVE LTD.

COMPENSATION POLICY

As approved by the Company’s Board of Directors on ~~September 15, 2022~~September 16, 2025

and by the Company’s Shareholders at a General Meeting on ~~November 28, 2022~~ November 13, 2025

Each capitalized term in this Compensation Policy shall have the meaning assigned to it in the Israeli Companies Law, 5759-1999 (the “Companies Law”), unless otherwise defined in this Compensation Policy.

1. General

The Companies Law sets forth provisions regarding the structure of compensation to office holders (as such term is defined in the Companies Law; in this Compensation Policy, “Office Holders”) in publicly held companies, establishes a process for the approval of such compensation and prescribes an obligation to adopt a compensation policy. Accordingly, this Compensation Policy (the “Compensation Policy” or the “Policy”) of REE Automotive Ltd., an Israeli company (the “Company”), was adopted by the Board of Directors of the Company (the “Board of Directors” or the “Board”) and by the shareholders of the Company.

The Board shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

Subject to the terms and conditions of this Policy and any mandatory provisions of applicable law, and in addition to the Board of Directors’ powers provided elsewhere in this Policy and by the Companies Law, the Board of Directors, or the Company’s Compensation Committee (the “Compensation Committee” or the “Committee”), subject to the provisions of the Companies Law and unless the Board determines otherwise, shall have full authority in its discretion, from time to time, to (i) interpret this policy; (ii) prescribe, amend and rescind rules and regulations relating to and for carrying out this policy, as it may deem appropriate; and (iii) any other matter which it determines to be necessary or desirable for, or incidental to, the administration of this Policy and any determination made pursuant to this Policy, all subject to applicable law, inter alia, with regards the requirement of approval by the Company’s General Meeting.

Considerations in Adopting the Policy - The considerations that guided the Board of Directors in adopting the Policy are:

A. advancement of the Company’s objectives, business plan and its financial goals, from the perspective of ~~the current relevant year and also with~~ a short and a long-term view, as applicable;

B. creating appropriate incentives for Office Holders in the Company taking into account, inter alia, specific divisions or regions of the Company and the Company’s risk management practices;

C. creating alignment between the Office Holders’ interests and the interests of the Company’s shareholders;

D. the Company’s size and the nature of its activities and markets;

E. the Company’s competitive environment. The compensation of an Office Holder will be determined after giving consideration to the terms offered to comparable Office Holders in comparable companies, to the extent such information is readily available, in order to offer competitive terms and attract and retain competent and capable Office Holders. The applicable benchmark will be determined such that the compensation of Office Holders serving in roles having responsibility over global operations will generally be compared to global roles, and Office Holders serving in particular localities will generally be compared to roles in such localities. In addition, in order to attract or retain unique talents that are considered by the Company as such, the compensation may exceed the aforementioned levels;

F. the Office Holders’ contributions to achieving the Company’s goals, to maximizing its profits and to maximizing the Company’s value, all with a long-term view and according to the various Office Holders’ positions; and

G. recruitment and retention of high-quality personnel.

The Compensation Policy was drafted taking into account the character of the Company as a company engaged in the field of electric mobility that aims to reinvent the EV and next-generation e-mobility market, taking into account the scope of the Company’s current and prospective activities and markets, and geographic regions and its being a company listed for trade on the Nasdaq Stock Market (“Nasdaq”).

Main Principles of the Policy - The principles of the Compensation Policy were formulated after internal deliberations that took place within the Committee and the Board in consultation with external advisors. The principles of this Policy are intended to ensure that the Office Holder’s compensation will be consistent with the Company’s targets and its total organizational strategy while taking into account the Company’s risk management policy. Furthermore, the Policy seeks to increase the alignment of Office Holders’ interests with the Company’s interests and to incentivize the Office Holders in order to retain high-quality Office Holders over time.

The components of Office Holders’ compensation may be as follows:

A. Fixed components: The base ~~Salary~~ salary (“Base Salary”),3 and ~~may include a~~ any signing bonus, retention bonus, ~~or a~~ relocation bonus, ~~as well as~~ benefits, severance payments (retirement payment, non-competition payment or any other benefit that is given to an Office Holder with respect to the cessation of his or her service or employment with the Company) or other associated terms.

B. Variable cash ~~Components~~ components: Different types of cash bonuses including an annual bonus, a special bonus, etc.

C. Variable equity components: Stock options, shares, restricted shares, restricted share units (“RSUs”), and the like, which are issued in the framework of equity-based reward plans that have been adopted or will be adopted in the future by the Company.

D. Insurance, exculpation and indemnification: Directors and officers liability insurance (both during the ordinary course of business as well as with respect to one-time runoff events), release from liability for Office Holders, in advance or retroactively, and grant of an undertaking to indemnify the officer in advance and retroactively.

The provisions of this Compensation Policy apply only to the Company’s Office Holders, as defined in the Companies Law.

This Policy does not grant rights to the Company’s Office Holders to receive any type of compensation specified in the Policy. The types and components of compensation to which an Office Holder will be entitled will be solely those approved specifically regarding each Office Holder by the Committee, Board and/or shareholders, according to applicable law.

2. Principles for Determining Compensation

In setting the compensation of an Office Holder, the Compensation Committee and Board of Directors shall consider the following factors, among others, to the extent relevant to the Office Holder:

2.1	the education, qualifications, expertise, professional experience, and achievements of the Office Holder;

2.2	the Office Holder’s position, his or her fields of responsibility, and his or her expected contributions to achieving the Company’s goals, as well as any additional duties and positions with the Company and its subsidiaries which go beyond the Office Holder’s position specified in his or her service or employment agreement;

[3]	With respect to any reference in the Compensation Policy to annual wage (gross)/base salaries, the total actual cost to the Company will also include payment of social and related benefits to the extent required by law.

2.3	the Office Holder’s existing and prior compensation arrangements with the Company or its affiliates, or prior employers, to the extent not prohibited by law and best practices;

2.4	the terms of compensation of corresponding functionaries in the Company;

2.5	to the extent necessary, and in the Compensation Committee’s discretion, a comparison shall be made to the compensation for comparably situated executives in the relevant market, geographical location and region of activity, and the employment or compensation practices in the industry and/or the relevant geographical location, region of activity or jurisdiction;

2.6	the Office Holder’s past performance and expected contribution to the Company’s future growth and profitability;

2.7	the ratio between the compensation of the Office Holder and that of other employees of the Company; and

2.8	any requirements prescribed by applicable law (including, for purposes of this Policy, applicable securities laws and stock exchange regulations) from time to time.

3. Ratio Between Fixed and Variable Components; Intra-Company Compensation Ratio

3.1	The total annual variable compensation of each Office Holder may be up to but not equal to 100% (based on the planned compensation package) of the total compensation package of such officer on an annual basis.

3.2	In the process of establishing this Policy, the Board of Directors has examined the ratio between overall compensation of Office Holders who are officers and the average and median salaries of the other employees (including contractors and temporary employment agency contractors), as well as the possible ramifications of such ratio on the work environment in the Company, in order to ensure, among other things, that levels of executive compensation will not have a negative impact on the positive work relations in the Company.

4. The Fixed Compensation Component

4.1	Base Salary

4.1.1	Chairperson of the Board of Directors

4.1.1.1	The total, gross annual payment to the Chairperson of the Board of Directors with respect to the provision of services to the Company will be determined by the Compensation Committee, the Board of Directors and the general meeting of the Company’s shareholders. Said approved gross annual payment may include a mechanism for payment updates and currency conversion calculations.

4.1.1.2	In addition, the Chairperson of the Board of Directors will be entitled to reimbursement for expenses actually paid in the context of his or her duties upon presentation of receipts, all in accordance with Company practice. There is no cap on such reimbursement.

4.1.1.3	The Chairperson of the Board of Directors, an external director, if any, and an independent director of the Company may elect to receive, in lieu of quarterly cash fees, Class A Ordinary Shares of the Company having an equivalent fair market value on the date the cash compensation is payable.

4.1.2	Directors (other than the Chairperson of the Board of Directors)

4.1.2.1	The remuneration to external directors, if any, and independent director[4] of the Company will be (i) relative remuneration[5] or (ii) annual remuneration and per meeting remuneration, which shall be determined in accordance with the provisions stipulated in the Companies Regulations (Rules Regarding Remuneration and Expenses for an External Director), 5760-2000 (the “External Director Regulations”), as in effect from time to time. External directors may also be entitled to Equity Awards (as defined in Section 6 below), subject to the provisions of the External Director Regulations.

4.1.2.2	The Company shall be entitled to pay special compensation to an expert director, which will be (i) relative remuneration or (ii) annual remuneration and per meeting remuneration, which shall be determined in accordance with the provisions stipulated in the External Director Regulations as in effect from time to time.

4.1.2.3	The remuneration that will be paid to directors who are not external directors, independent directors or the Chairperson of the Board of Directors may include both fixed and variable components, as will be determined by the Compensation Committee, the Board of Directors and the general meeting of the Company’s shareholders. Said approved remuneration may include a mechanism for payment updates and currency conversion calculations.

4.1.2.4	In addition, all directors of the Company will be entitled to reimbursement for expenses actually paid in the context of their duties, upon presentation of receipts, all in accordance with Company practice. There is no cap on such reimbursement.

4.1.2.5	The Chairperson of the Board of Directors, an external director, if any, and an independent director of the Company may elect to receive, in lieu of quarterly cash fees, Class A Ordinary Shares of the Company having an equivalent fair market value on the date the cash compensation is payable

4.1.3	Company CEO

4.1.3.1	The annual gross Base ~~salary~~ Salary of the Chief Executive Officer (CEO) of the Company will be determined by the Compensation Committee, the Board of Directors and the general meeting of the Company’s shareholders, if required by applicable law. Said approved annual gross salary may include a mechanism for salary updates and currency conversion calculations.

4.1.3.2	In determining the Company CEO’s salary, the members of the Compensation Committee and Board of Directors may take into consideration the salaries of chief executive officers of other publicly listed companies similar in size or character to the Company (the “Comparable Companies”) as well as the Company’s financial performance and the CEO’s contribution to the Company.

4.1.3.3	In addition, the Company CEO will be entitled to reimbursement for expenses actually paid in the context of his or her duties, upon presentation of receipts, all in accordance with Company practice. There is no cap on such reimbursement.

[4]	The term “independent director” for the purpose of this section shall mean any director who does not serve as an office holder or is employed as an employee or as advisor to the Company.

[5]	It being clarified that directors who serve on the advisory board of the Company will be eligible to receive additional consideration either in cash or in share based compensation as part of the relative remuneration model and subject to applicable law.

4.1.4	Officers

4.1.4.1	The annual gross base salary of the officers of the Company other than the CEO will be determined by the Compensation Committee and the Board of Directors. Said approved annual gross base salary may include a mechanism for salary updates and currency conversion calculations.

4.1.4.2	In determining the gross base salary of an officer of the Company other than the CEO, the members of the Compensation Committee and Board of Directors may take into consideration the recommendation of the CEO, the salaries of similar officers of Comparable Companies as well as the Company’s financial performance and the officer’s contribution to the Company.

4.1.4.3	In addition, an officer of the Company other than the CEO will be entitled to reimbursement for expenses actually paid in the context of his or her duties, upon presentation of receipts, all in accordance with Company practice. There is no cap on such reimbursement.

4.1.4.4	Notwithstanding any other provision of this Compensation Policy, the Company CEO may approve an amendment to the terms of service and employment (whether fixed or variable) of officers reporting to him or her, provided that (i) such amendment is not material, (ii) such amendment is consistent with the provisions of this Compensation Policy, and (iii) the aggregate effect of such amendment during the term of this Policy does not exceed three (3) months of the employer’s cost for such officer’s gross salary for the applicable year. Such an immaterial amendment so approved by the Company CEO as aforesaid shall be reported to the Compensation Committee at its first meeting following such approval, and shall be in compliance with this Policy.

4.2	Benefits

4.2.1	The Company shall be entitled to grant Office Holders (other than in the capacity of directors) benefits ~~as specified below~~, which shall be determined taking into account the terms customary in the market for Office Holders in similar positions and in accordance with the Company’s policies, such as: (a) pension arrangements (including an arrangement according to the Severance Pay Law, 5723-1963) or a defined benefit plan; (b) disability insurance; (c) health insurance; (d) contributions to an advanced study fund; (e) vacation days; (f) convalescence pay; (g) sick days; or (h) taxation gross up. In addition, an Office Holders (other than a director) employed outside of Israel may receive other benefits that are customary in the jurisdiction in which he or she is employed.

4.2.2	The Company may offer additional benefits to its Office Holders (other than in the capacity of directors), including but not limited to, mobile phones, mobile computers, Internet connection, other telecommunication and electronic devices and communication expenses, company cars and travel benefits, newspaper subscriptions, participation in the cost of professional conferences, professional literature, professional liability insurance, periodic medical examinations, holiday and special occasion gifts, academic and professional studies, and grossing up the value of the imputed benefit for tax purposes. The grant of registration rights to an Office Holder shall not be deemed an employment benefit for any purpose.

4.2.3	In the event of relocation or repatriation of an officer to another country, such officer may receive benefits including reimbursement for out-of-pocket payments, whether one time or ongoing, such as moving expenses, housing allowance, car allowance, home leave visit, etc.

4.3	Signing Bonus, Retention Bonus and Relocation Bonus

4.3.1	The Company shall be entitled~~, under circumstances to be approved by the Compensation Committee and the Board of Directors~~, to offer an Office Holder (other than in the capacity of a director) a signing bonus, a retention bonus, or a bonus for relocation, all subject to obtaining the approvals required by law.

4.3.2	In the event of hiring a new Office Holder (other than a director), the competent organs ~~Compensation Committee and the Board of Directors~~ may may elect to pay a signing bonus. The maximum cash signing bonus payable to such an Office Holder shall not exceed the employer’s cost for twelve (12) months of such Office Holder’s gross salary. The Company shall be entitled to determine, on the date the signing bonus is granted and at the discretion of the competent organs ~~Compensation Committee and the Board of Director~~, that the Office Holder will be required to return all or part of the signing bonus to the Company to the extent that he or she does not complete a minimum term of service with the Company.

4.3.3	A bonus for relocation may be granted in the event an Office Holder is relocated to a different country or state in order to work for the Company. The total bonus for relocation will not exceed the sum of the employer’s cost for twelve (12) months of such Office Holder’s salary and additional or related benefits for the specific year of the relevant Office Holder (which shall include all non-equity payments in accordance with Sections 4 and 5 of this Policy), and may be paid in cash or as share-based compensation, at the discretion of the competent organs ~~Compensation Committee and the Board of Directors~~. The above limitation excludes any reimbursement of expenses incurred by the Office Holder in connection with such relocation as set forth in Section 4.2.3 above. The Company shall be entitled to determine on the date the relocation bonus is granted and at the discretion of the competent organs ~~Compensation Committee and the Board of Directors~~, that the Office Holder will be required to return all or part of the relocation bonus to the Company to the extent that he or she does not complete a minimum term of service with the Company.

4.3.4	The competent organs may elect to pay a retention bonus. The total retention bonus shall not exceed the sum of the employer’s cost for twelve (12) months of such Office Holder’s salary and additional or related benefits for the specific year of the relevant Office Holder. The Company shall be entitled to determine, on the date the retention bonus is granted and at the discretion of the ~~Compensation Committee and the Board of Directors~~ competent organs, that the Office Holder will be required to return all or part of the signing bonus to the Company to the extent that he or she does not complete a minimum additional term of service with the Company.

4.4	Severance Pay and Retirement Payments

4.4.1	In any event of a termination of an employment or service relationship (other than in the event of the termination ~~of an Office Holder under circumstances which, in the opinion of the Compensation Committee and the Board of Directors~~ for cause entitling ~~, grant~~ the Company the right to terminate him or her without severance pay under the law ~~should such officer have been an employee of the Company~~), the Office Holder will be entitled to severance pay to the extent required by law or, alternatively, to the amount of the payments deposited on his or her behalf with respect to severance pay into a provident fund, pension funds, etc. (e.g., in accordance with the provisions of Section 14 of the Israeli Severance Pay Law, 5763-1963) and in the case of an Officer Holder who is not governed by Israeli law, according to the legal requirements in the Officer Holder’s home country or the severance normally allocated in the Officer Holder’s home country, all in the discretion of the Company and according to the provisions stipulated in the employment or service agreement.

4.4.2	Notwithstanding the above, the Company shall be entitled to stipulate in an employment or service agreement with an Office Holder (whether on the date the employment agreement or service agreement is executed or in the context of an amendment to the employment or service agreement or a settlement agreement) a higher amount of severance pay than that which is due to the Office Holder by law, up to a cap equal to the employer’s cost for twenty-four (24) months of such Office Holder’s salary and additional or related benefits for the specific year (which shall include all non-equity payments in accordance with Sections 4 and 5 of this Policy) above the foregoing severance amounts, which will be determined taking into consideration the officer’s role, position, the number of years of his or her employment or service with the Company, ~~and so forth~~ the officer’s terms of employment, the performance of the Company during the officer’s employment, the officer’s contribution to achieving the Company’s goals and to maximizing its profits and the circumstances of the officer’s retirement.

4.5	Advance Notice and Adaptation or Transition Period

4.5.1	The Company shall be entitled to give the CEO of the Company a period of advance notice of termination of up to twelve (12) months. The Company shall be entitled to give an officer in the Company who is not the CEO a period of advance notice of termination of up to twelve (12) months. The Company shall be entitled to waive the services of an officer (including the Company CEO) with the Company during the advance notice period, in whole or in part, provided that it continues to make all of the payments and provide all benefits he or she is due under his or her employment agreement and applicable law. Alternatively, the Company shall be entitled to terminate an officer’s (including the Company CEO’s) employment without advance notice, provided the Company pays the officer (who may be the Company CEO), on the date of the termination of his or her employment, payments that shall not be less than the payments he or she is owed in lieu of the advance notice period (and, without limitation salary, vacation days and all payments and benefits he or she is due under the relevant employment agreement and applicable law).

4.5.2	The ~~Compensation Committee and the Board of Directors~~ competent organs will be entitled to grant an officer (who may be the Company CEO) monetary and equity bonuses with respect to the advance notice period (including in the event of payment in lieu of the advance notice period) and that the advance notice period (including in the event of payment in lieu of the advance notice period) will count toward the vesting of equity compensation, to the extent it has been granted him or her.

4.5.3	The Company may provide an additional adaptation or transition period during which an Office Holder will be entitled to up to twelve (12) months of continued gross ~~base~~ salary and benefits. Such transition amount may also be paid as a one-time bonus. Additionally, the Board may, upon approval by the Compensation Committee, extend the vesting of an Office Holder’s options or other equity awards during such period. In this regard, the Compensation Committee and Board of Directors shall take into consideration the officer’s terms of employment, the officer’s compensation during employment with the Company, the Company’s performance during such period, and the contribution of the officer in achieving the Company’s goals and the circumstances of termination.

4.6	Payment upon a Change of Control and a Cap for all payments due to termination of Service

4.6.1	In the case of any retirement or termination, upon a transaction involving a “Change of Control” (as determined by the Board), the non-equity payments will be subject to the limitations specified in Section 4.8.1, except that, instead of 24 months, the limit shall be 36 months.

4.7	Non-solicitation or Non-compete Arrangements

4.7.1	Non-solicitation or non-compete undertakings by an Office Holder, and payment in consideration for such undertakings, shall not exceed twenty-four (24) months of such Office Holder’s salary.

4.8	Cap for Payments Upon Termination of Service

4.8.1	All non-equity payments due as a result of the Office Holders’ termination of service detailed in Sections 4.4, 4.5 and 4.7 above, shall, in no event, exceed in the aggregate the employer’s cost for twenty-four (24) months of such Office Holder’s salary and additional or related benefits for the specific year of the relevant Office Holder, which shall include all non-equity payments in accordance with Sections 4 and 5 of this Policy (in addition to any mandatory payment or period under Applicable Law).

5. The Variable Cash Component - Bonuses, Special Bonuses and Commissions

5.1	~~Targets for an a~~Annual cash bonus (“Annual Bonus”) ~~for an Office Holder (including the Company CEO but excluding non executive directors)~~

The Company may grant an Office Holder (including the Company CEO but excluding non executive directors) an Annual Bonus that will be calculated based on the achievement of targets and indicators of various types, in whole or in part, all as specified below. Such targets and indices with respect to the Company CEO shall be approved by the Compensation Committee and the Board of Directors pursuant to this Policy.

The Company may grant Office Holders who report to the Company CEO (other than in the capacity of a director) an Annual Bonus, which will be calculated taking into consideration the achievement by the respective Office Holder of targets and indicators of various types, in whole or in part. Such targets and indices may be determined solely by the Company’s CEO, as specified below.

5.1.1	Company Targets - Company indicators are economic indicators for the Company’s performance, and may include, but are not limited to, one or more of the following: (a) the Company’s share price or the Company’s value, on the stock exchange on which it is traded; (b) the Company’s revenues from sales; (c) operating income/loss;[6] (d) revenues from the sales of specific Company products; (e) revenues from sales of the Company’s products in a particular territory/market; (f) gross profit; (g) net income/loss; (h) EBITDA; (i) execution of agreements with strategic partners, (h) growth of the Company’s head count; (j) development of products. The weight that may be given to one or more Company Targets is up to 100%. Targets will be calculated on the basis of the information in the Company’s audited consolidated financial statements or as otherwise determined appropriate by the Compensation Committee and the Board of Directors.

5.1.2	Individual Targets - Indicators that will be determined in relation to each of the Office Holders (including the Company CEO), in accordance with such Office Holder’s position and the Company’s budget, and which may include but are not limited to, as applicable to the relevant organizational departments, one or more of the following: meeting targets for development, breaking into new markets, meeting expense targets, meeting financing targets, closing distribution transactions, client satisfaction index, employee satisfaction index, regulatory filings and approvals according to plan, meeting the number of launches of new products, raising capital (including by means of a public offering), meeting success targets for customer training and marketing events, and meeting supply targets.

5.1.3	Supervisor’s Evaluation - Performance evaluation by the Board of Directors (in relation to the CEO) or by the CEO of the Company (in relation to all other Office Holders who are officers). The evaluation may address criteria that are not financial, the long-term contribution of the Office Holder and his or her long-term performance and other non-measurable criteria. Non-measurable criteria that may be considered include, among others: contribution to the Company’s business, profitability and stability; the need to attract or retain an Office Holder who is an officer with skills, know-how or unique expertise; the responsibility imposed on an Office Holder who is an officer; changes that occurred in the responsibility imposed on an Office Holder who is an officer during the year; performance satisfaction, including assessing the degree of involvement of an Office Holder who is an officer and devotion of efforts in the performance of his or her duties; assessment of the ability of an Office Holder who is an officer to work in coordination and cooperation with other employees; and contribution to an appropriate control environment and ethical environment. For the Company CEO, the scope of this discretionary component may be up to the higher of the employer’s cost for three (3) months of such Office Holder’s base salary or 25% of the actual variable component (cash or equity). For other officers, the scope of this component may be up to ~~100%~~200% of the total target Annual Bonus, if so determined by the Compensation Committee and the Board of Directors.

[6]	For the purpose of the above Board of Directors review, operating income/loss may be measured on a non-GAAP basis, for example after neutralizing depreciation and amortization, changes in allocations for lost and doubtful accounts, expenses with respect to equity-based compensation, and the effect of one-time events.

5.2	The Compensation Committee and the Board of Directors (with respect to the Company CEO) or the Company CEO (with respect to officers reporting to him or her) will determine the Company and individual targets for each respective year. The Compensation Committee and the Board of Directors, or the Company CEO, as set forth above, may condition the entitlement to an Annual Bonus on meeting one or more targets.

5.3	Specifics of the targets in each measurement category as well as the relative weight of each of the measurement categories ~~will~~ may be determined individually for each officer (to the extent that targets are determined for each officer, as noted above), and may be based on the officer’s role and according to the organizational unit to which he or she belongs and which he or she supervises.

5.4	Maximum Annual Bonus - The maximum amount of the Annual Bonus shall not exceed the employer’s cost for (i) 36 months’ base salary for the Company CEO, and (ii) 24 months’ base salary for any Office Holder other than a non-executive director or the CEO.

5.5	Calculation of the Annual Bonus Upon Cessation of Employment - In the event of cessation of employment during the course of a calendar year (provided that the employment was not terminated under circumstances that do not entitle the Office Holder to severance pay), the Office Holder may be entitled to a relative portion of the Annual Bonus, which will be calculated pro rata, in accordance with the period during which the respective officer was employed by the Company in the respective calendar year.

5.6	Special Discretionary Bonus for the CEO

5.6.1	In addition to an Annual Bonus, the Compensation Committee and the Board of Directors may approve a special bonus (which may be discretionary or based on predetermined targets) for the Company CEO. If required under applicable law, the special bonus will be subject to approval of the Company’s shareholders.

5.6.2	Any portion of the special bonus that is not based on measurable criteria, together with the other discretionary components of the CEO’s total Annual Bonus as set forth in Section 5.1.3, to the extent there are such components, shall not exceed the higher of the employer’s cost for three (3) months’ base salary or 30% of the CEO’s total target Annual Bonus other than with the approval of the Company’s shareholders or otherwise in accordance with Section 272(C1)(1)(C) of the Companies Law[7].

5.7	Special Discretionary Bonus for Office Holders Reporting to the CEO

5.7.1	The Compensation Committee and the Board of Directors may determine that, in addition to the Annual Bonus or instead of the Annual Bonus, an Office Holder who reports to the Company CEO may be eligible for a special bonus (which may be based on criteria that are not measurable or based on predetermined targets) which shall not exceed ~~twelve~~ eighteen (~~12~~ 18) months’ base salary of such Office Holder.

5.7.2	As part of the variable compensation component of any Office Holder reporting to the Company CEO, the Company CEO may approve a bonus that is not based on measurable criteria, which shall not exceed three (3) months of such Office Holder’s base salary for the applicable year. Such a bonus shall be reported to the Compensation Committee at its first meeting following such approval by the Company CEO.

5.8	Commissions

5.8.1	The Company may pay commissions to Office Holders in accordance with the Company’s policies which shall be approved by the ~~Compensation Committee and the Board of Directors~~ competent organs. Commissions may be paid in addition to an Annual Bonus or a special bonus.

[7]	Which allows the compensation committee and board of directors of a company to approve the remuneration of a CEO despite the shareholders of a company voting against such approval, under the terms and conditions set out in that section.

5.8.2	The amount of the commissions awarded to an Office Holder may be calculated as a percentage of the revenues from the Company’s overall sales, revenues from the sales of specific Company products, or revenues from sales in a particular territory or market, in each case to be determined in advance. In any event, the amount of commissions awarded to an Office Holder shall not exceed 90% of the base annual salary of the Office Holder.

5.9	Discretion Regarding Reduction of Bonuses

The Compensation Committee and the Board of Directors shall be entitled, in cases of fraud or willful misconduct to reduce or cancel a bonus or commissions to an Office Holder to the extent permitted by the law governing the jurisdiction of the Office Holder.

6. The Variable Equity Component

6.1	General - Types of Securities. The Company shall be entitled to adopt, from time to time, one or more plans for the grant of options to be exercised for shares of the Company, shares, restricted shares, RSUs and other equity based compensation (in this section, “Equity Awards”), to the Office Holders, as a long-term incentive. The Company’s Board of Directors may permit the grant of equity-based awards by any subsidiary of the Company (whether wholly owned or not) to Office Holders, provided that the below principles (including vesting period and fair value) shall apply, subject to applicable changes.

6.2	Equity Cap - The total number of shares subject to all Equity Awards granted to an Office Holder in any fiscal year shall not exceed ~~1.5~~ 10% of fully diluted share capital of the Company at the time of grant. Notwithstanding the aforementioned, the Compensation Committee and the Board of Directors may approve, in addition to the annual grant out set out above an equity grant exceeding the cap set out in this Section 6.2 to the CEO and/or any other office holder if (i) the CEO and/or other office holder did not receive an equity grant from the Company in the three years prior to adoption of this amended compensation policy one time during the period of this Policy; or (ii) upon the consummation of a Strategic Transaction.

A “Strategic Transaction” shall include any transaction achieved after January 1, 2025 that include: (i) a merger, acquisition or other Change of Control transaction; (ii) the execution of a strategic commercial agreement that generates annual revenue exceeding $30 million; or (iii) any other similar strategic agreement or transaction approved by the Board as meeting the intent of this definition.

6.3	Amendment of Performance Criteria - To the extent applicable, the performance criteria of a performance Equity Award may be revisited with and adjusted upward or downward by the Committee, and if approved by the Committee, then by the Board, during the performance period, including in order to account for changes in the roles and responsibilities of an Office Holder who is an officer, recruitments and promotions during such year, significant changes in the Company’s operations or business or market terms, mergers and acquisitions or other material changes applicable to the Company.

6.4	Formulation of Eligibility - The Company shall be entitled to grant Office Holders Equity Awards that will vest after the passing of a period of time as stipulated and subject to continued employment with the Company and shall also be entitled to grant Office Holders Equity Awards whose vesting is conditioned on meeting targets or milestones or upon the occurrence of a particular event that shall be established in advance and subject to continuous employment with (or provision of services to) the Company or an affiliate of the Company. Without derogating from the generality of the above, such targets may include a target share price or company value on the exchange on which the Company’s shares are traded.

6.5	Vesting Period - The vesting period of Equity Awards will be as determined by the Company on the date they are granted, but in any event (other than as described in Section 6.6, below), the vesting period of Equity Awards shall be spread over not less than one year from the grant date or from the start of the Office Holder’s employment with the Company.

6.6	Acceleration of Vesting of Equity Awards - The Board of Directors may, following approval by the Compensation Committee, determine provisions with respect to the acceleration of the vesting period of any Office Holder’s Equity Awards, including, without limitation, in connection with a corporate transaction or a change of control.

6.7	Adjustments - The exercise price of Equity Awards may be subject to customary adjustments, including adjustments with respect to a dividend, bonus shares, changes in equity (consolidation, split, etc.), the issuance of rights, a change in the Company’s structure (such as a stock split, reverse split, merger, etc.), and so forth.

6.8	Method of Exercise of Equity Awards - The Compensation Committee and the Board of Directors may stipulate that the exercise of any Equity Awards may be made according to the value of the benefit inherent therein (“net exercise”), in consideration for sale of shares, or by any other lawful method.

6.9	Exercise Period - The Company may determine for each option granted to an Office Holder the exercise period applicable upon the occurrence of each specified event, including the extension of the exercise period of options following the date of termination of service.

7. Employment as a Contractor or by Means of a Personal Services Company

The Company may employ an Office Holder as an independent contractor rather than as an employee. In such case, all of the ceilings stipulated in this Policy will be converted into employer cost terms in order to examine whether the terms of the employment of such Office Holder meet the principles of this Compensation Policy, which shall apply to him or her mutatis mutandis. In such case, the term “employment agreement” in this Policy shall refer to an “agreement for the provision of services” or a “consulting agreement,” as applicable.

8. Indemnification, Exculpation and Insurance

8.1	The Company may grant Office Holders (including directors) (a) an undertaking to indemnify, consistent with Company practice, (b) a release from liability and (c) liability insurance (including a run-off type insurance policy) - in each of the cases specified in clauses (a) through (c), in advance and retroactively, subject to the provisions of applicable law, including the Companies Law, and the Company’s Articles of Association.

8.2	Without derogating from the generality of the above, the Company may, at any time during the term of this Compensation Policy, acquire a directors’ and officers’ (including controlling shareholders) liability insurance policy, as they may serve the Company from time to time, to extend and to renew the existing insurance policy, and to enter into a new policy on the renewal date or during the insurance coverage period, with the same insurer or with another insurer in Israel or overseas, according to the terms specified below, for directors’ and officers’ insurance, provided that said engagements shall be on the basis of the principles of the terms specified below and the Compensation Committee and the Board of Directors have approved it:

8.2.1	The maximum coverage under the policy shall not exceed the higher of (i) $150 million and (ii) 15% of the Company’s market capitalization, calculated based on the closing price of the Company’s shares, as quoted on Nasdaq at the close of business on December 31 of the calendar year preceding the date of such approval, without limiting the premiums payable;

8.2.2	The Compensation Committee and Board of Directors may approve annually the Company’s purchasing a new policy that meets the terms established in this Policy;

8.2.3	The insurance policy may be extended to cover claims that may be filed against the Company itself (as opposed to claims against directors or officers) relating to violation of securities laws, and payment arrangement may be established for insurance proceeds according to which the right of the directors and officers to receive indemnification from the insurer under the policy takes precedence over the Company’s right; and

8.2.4	The policy shall also cover the liability of directors and officers considered controlling shareholders of the Company or their relatives, from time to time, provided that the coverage terms in such case shall not exceed those of the Company’s and its subsidiaries’ other directors and officers.

9. Claw-Back of Annual or Special Bonuses and Equity Awards

To reflect sound corporate governance, the Board of Directors or Compensation Committee, in its discretion, may determine that an Office Holder’s rights, payments and benefits with respect to annual or special bonuses and equity awards granted to such Office Holder shall be subject to reduction, cancellation, forfeiture, rescission or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting, restrictions or other performance conditions of the equity award. Such events may include, but shall not be limited to, termination with or without cause, or breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the Office Holder.

In addition, in the event that

(i)	less than two years have passed from the date of payment of such compensation to an Office Holder, and

(ii)	the Company’s audited financial statements are restated or otherwise revised for any year, in such manner that the amount of the compensation paid, granted, vested, settled or accrued to such Office Holder with respect to such year would have been in a lower amount had it been calculated according to the restated or otherwise revised data.

the Board of Directors or Compensation Committee, in its discretion, may (and, to the extent required by law, shall) require the Office Holder to reimburse the Company for the difference between the amount of the compensation received and that to which the Office Holder would have been entitled as a result of such restatement or other revision.

The manner of payment or reimbursement of such sums, as applicable, shall be determined by the Compensation Committee and Board of Directors.

Nothing in this Section 9 derogates from any other “recoupment,” “claw-back” or similar provisions regarding disgorging of profits imposed on Office Holders by virtue of applicable law.

10. Term of Compensation Policy

This Compensation Policy shall remain in effect for a period of five years, commencing on the date of approval of the Compensation Policy by the general meeting of shareholders.

11. Policy Caps

Any deviation from any cap set forth in this Policy by up to 10% shall not be deemed to be a deviation and the compensation shall be viewed as compensation in compliance with this Policy and its provisions.

12. Advance of Payments

To the extent permitted under applicable law, including Section 402 of the Sarbanes Oxley Act of 2002, any cash compensation contemplated under this Compensation Policy may be paid up to six (6) months in advance, provided that the amount of the advance shall not exceed 50% of the employer’s cost for such Office Holder’s salary and additional or related benefits for such period.

13. Miscellaneous

Nothing contained in this Policy shall derogate from the provisions of the Companies Law or the Company’s Articles of Association with regard to the manner in which the Company engages an Office Holder of any kind in connection with the terms of their service and employment. Similarly, the provisions of this Policy do not derogate from any requirement to report Office Holders’ compensation in accordance with applicable law.